

April 14, 2003

To our Stockholders:

I am pleased to invite you to attend the Annual Meeting of Stockholders of Akamai Technologies, Inc. to be held on Tuesday, May 20, 2003 at 10:00 a.m. at the Marriott Hotel Cambridge, Two Cambridge Center, Cambridge, Massachusetts.

Details regarding admission to the meeting and the business to be conducted at the meeting are more fully described in the accompanying Notice of Annual Meeting and Proxy Statement.

Your vote is important. Whether or not you plan to attend the Annual Meeting, I hope you will vote as soon as possible. Voting by written proxy will ensure your representation at the Annual Meeting if you do not attend in person. Please review the instructions on the proxy card regarding each of these voting options.

Thank you for your ongoing support of and continued interest in Akamai.

Sincerely,

George H. Conrades

GEORGE H. CONRADES
Chairman and Chief Executive Officer



AKAMAI TECHNOLOGIES, INC.

8 Cambridge Center
Cambridge, Massachusetts 02142

NOTICE OF 2003 ANNUAL MEETING OF STOCKHOLDERS

To Be Held On May 20, 2003

The Annual Meeting of Stockholders of Akamai Technologies, Inc. will be held on Tuesday, May 20, 2003, at 10:00 a.m., local time, at the Marriott Hotel Cambridge, Two Cambridge Center, Cambridge, Massachusetts, to consider and act upon the following matters:

(1) To elect two Class I directors of Akamai for the ensuing three years;

(2) To ratify the selection of PricewaterhouseCoopers LLP as the independent auditors of Akamai for the fiscal year ending December 31, 2003; and

(3) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on April 2, 2003 are entitled to notice of and to vote at the meeting and any adjournment thereof. The stock transfer books of Akamai will remain open for the purchase and sale of Akamai's common stock.

All stockholders are cordially invited to attend the meeting.

By order of the Board of Directors,

Kathryn Jorden Meyer

KATHRYN JORDEN MEYER
Vice President, General Counsel and Secretary

Cambridge, Massachusetts
April 14, 2003

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE MEETING. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES.

AKAMAI TECHNOLOGIES, INC.
8 Cambridge Center
Cambridge, Massachusetts 02142

PROXY STATEMENT

THIS PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE BOARD OF DIRECTORS OF AKAMAI TECHNOLOGIES, INC. FOR USE AT THE 2003 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD AT 10:00 A.M. ON MAY 20, 2003 AND AT ANY ADJOURNMENT OR ADJOURNMENTS OF THAT MEETING.

All proxies will be voted in accordance with the instructions contained therein, and if no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before it is exercised by delivery of written revocation to the Secretary of Akamai or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the Annual Meeting that the stockholder intends to revoke the proxy and vote in person.

Our Annual Report for the year ended December 31, 2002 is being mailed to our stockholders with the mailing of this Notice of Annual Meeting and this Proxy Statement on or about April 14, 2003.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission, except for exhibits thereto, will be furnished without charge to any stockholder upon written request to Akamai Technologies, Inc., 8 Cambridge Center, Cambridge, Massachusetts 02142, Attn: Director of Investor Relations. Exhibits will be provided upon request and payment of an appropriate processing fee.

Voting Securities and Votes Required

On April 2, 2003, the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting, there were outstanding and entitled to vote an aggregate of 117,878,806 shares of our common stock, $.01 par value per share. Each share is entitled to one vote.

Under our by-laws, the holders of a majority of the shares of our common stock issued, outstanding and entitled to vote on any matter shall constitute a quorum with respect to that matter at the Annual Meeting. Shares of our common stock present in person or represented by executed proxies received by us (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present.

The affirmative vote of the holders of a plurality of the shares of our common stock voting on the matter is required for the election of directors. The affirmative vote of the holders of a majority of the shares of our common stock voting on the matter is required for the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditors for the fiscal year ending December 31, 2003.

Shares that abstain from voting as to a particular matter and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be counted as votes in favor of such matter and will also not be counted as votes cast or shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting for the election of directors or the ratification of the auditors or any other matter that requires the affirmative vote of a certain percentage of the votes cast or shares voting on a matter.

Security Ownership of Certain Beneficial Owners and Management

The following table includes information as to the number of shares of our common stock beneficially owned as of March 31, 2003 by the following:

- each person known by us to beneficially own more than 5% of the outstanding shares of our common stock;

- each of our directors;

- our chief executive officer and our three other most highly compensated executive officers in 2002, whom we refer to as the Akamai Named Executive Officers; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, which we sometimes refer to as the Commission in this Proxy Statement, and includes voting and investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Beneficial ownership includes any shares that the person has the right to acquire within 60 days after March 31, 2003 through the exercise of any stock option or upon conversion of our $5\frac{1}{2}\%$ convertible subordinated notes due 2007. Unless otherwise indicated in the notes to the table, the address of each person owning more than 5% of the outstanding shares of common stock is c/o Akamai Technologies, Inc., 8 Cambridge Center, Cambridge, Massachusetts 02142.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Common Stock Outstanding(%)
F. Thomson Leighton	7,486,456	6.35
Anne E. Lewin(1)	6,810,190	5.78
Susan Silbeberg(2)	5,904,900	5.01
George H. Conrades(3)	5,102,389	*
Martin M. Coyne II(4)	24,625	*
Ronald Graham(5)	52,750	*
William A. Halter(6)	26,875	*
Frederic V. Salerno(7)	87,500	*
Naomi O. Seligman(8)	23,750	*
Michael A. Ruffolo(9)	247,020	*
Paul Sagan(10)	1,440,707	*
Chris Schoettle	102,553	*
Timothy Weller(11)	654,903	*
All executive officers, Akamai Named Executive Officers and directors as a group (12 persons)(12)	15,477,568	13.09

---

*   Percentage is less than 1% of the total number of outstanding shares of our common stock.

(1) The information reported is based on a Schedule 13G dated February 13, 2003, filed with the Commission by Ms. Lewin and Susan Silbeberg. Includes 5,904,900 shares of our common stock held jointly by Ms. Lewin and Ms. Silbeberg as co-trustees of the Daniel Lewin Revocable Trust. Ms. Lewin's address is c/o Nan Giner, Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

(2) The information reported is based on a Schedule 13G dated February 13, 2003, filed with the Commission by Ms. Silbeberg and Anne Lewin, who hold the shares of our common stock indicated jointly as co-trustees of the Daniel Lewin Revocable Trust. Ms. Silbeberg's address is c/o Nan Giner, Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

(3) Includes 8,694 shares of our common stock issuable upon the exercise of warrants exercisable within 60 days after March 31, 2003.

(4) Consists of 24,625 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2003.

(5) Includes 20,000 shares of our common stock held by Mr. Graham's wife and options to purchase 27,750 shares of our common stock exercisable within 60 days after March 31, 2003.

(6) Consists of 26,875 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2003.

(7) Includes 12,500 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2003.

(8) Consists of 23,750 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2003.

(9) Includes 38,419 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2003.

(10) Includes 142,500 shares of our common stock issuable upon the exercise of options exercisable within 60 days after March 31, 2003 and six shares of our common stock held by Mr. Sagan's minor children.

(11) Mr. Weller resigned as our Chief Financial Officer effective December 2, 2002. The information reported is based on a Form 5 filing dated February 14, 2003 filed with the Commission by Mr. Weller.

(12) Includes 305,113 shares of our common stock issuable upon the exercise of options and warrants exercisable within 60 days after March 31, 2003.

ELECTION OF DIRECTORS

Our board of directors currently consists of seven persons, divided into three classes, serving staggered terms of three years, as follows: two Class I directors (with terms expiring in 2003), three Class II directors (with terms expiring in 2004) and two Class III directors (with terms expiring in 2005).

Two Class I directors are to be elected at the Annual Meeting. Each of the Class I directors elected at the Annual Meeting will hold office until the 2006 annual meeting of our stockholders or until his or her successor has been duly elected and qualified. The board of directors has nominated George H. Conrades and Martin M. Coyne II to serve as Class I directors for a term expiring at the 2006 annual meeting of our stockholders.

In the event that either nominee for Class I director becomes unavailable or declines to serve as a director at the time of the Annual Meeting, the proxy holders will vote the proxies in their discretion for any nominee who is designated by the current board of directors to fill the vacancy. It is not expected that any of the nominees will be unavailable to serve.

Set forth below is the name of each member of the board of directors (including the nominees for election as Class I directors), and the positions and offices held by him or her, his or her principal occupation and business experience during the past five years, the names of other publicly held companies of which he or she serves as a director and the year of the commencement of his or her term as a director of Akamai. Information with respect to the number of shares of our common stock beneficially owned by each director, directly or indirectly, as of March 31, 2003, appears above under the heading "Security Ownership of Certain Beneficial Owners and Management."

Board Recommendation

Our board of directors believes that approval of the election of George H. Conrades and Martin M. Coyne II to serve as Class I directors is in the best interests of Akamai and our stockholders and, therefore, recommends that the stockholders vote FOR this proposal.

Nominees for Terms Expiring in 2006 (Class I Directors)

George H. Conrades, age 64, has served as our Chairman and Chief Executive Officer since April 1999 and as a director since December 1998. Mr. Conrades has also been a venture partner of Polaris Venture Partners, Inc., an early stage investment company, since August 1998. From August 1997 to July 1998, Mr. Conrades served as Executive Vice President of GTE and President of GTE Internetworking, an integrated telecommunication services firm. Mr. Conrades served as Chairman of the board of directors and Chief Executive Officer of BBN Corporation, a national Internet services provider and Internet technology research and development company, from January 1994 until its acquisition by GTE Internetworking in July 1997. Prior to joining BBN Corporation, Mr. Conrades was an IBM Senior Vice President and a member of IBM's Corporate Management Board. Mr. Conrades is currently a director of Cardinal Health, Inc., a provider of services supporting the healthcare industry, Harley-Davidson, Inc., a motorcycle manufacturer, and Viacom, Inc., a media company.

Martin M. Coyne II, age 54, has served as a director of Akamai since November 2001. Since 1995, Mr. Coyne has served in a variety of senior management positions at the Eastman Kodak Company, which develops, manufactures and markets imaging products and services. Mr. Coyne currently serves as Group Executive, Photography Group, and Executive Vice President of Eastman Kodak.

Directors Whose Terms Expire in 2004 (Class II Directors)

Ronald Graham, age 67, has served as a director of Akamai since August 2001. Mr. Graham, a professor at the University of California at San Diego since January 1999, is currently the Irwin and Joan Jacobs Endowed Chair of Computer and Information Science. In addition, since July 1996, Mr. Graham has served as the Treasurer of the National Academy of Sciences. From 1962 until December 1999, Mr. Graham served in a variety of positions at AT&T Corp., a global telecommunications corporation, most recently as Chief Scientist.

F. Thomson Leighton, age 46, co-founded Akamai and has served as our Chief Scientist and as a director since August 1998. Dr. Leighton has been a professor of Mathematics at The Massachusetts Institute of Technology, or MIT, since 1982 and has served as the Head of the Algorithms Group in MIT's Laboratory for Computer Science since its inception in 1996. Dr. Leighton is currently on leave from MIT. Dr. Leighton is a former two-term chair of the 2,000-member Association of Computing Machinery Special Interest Group on Algorithms and Complexity Theory, and a former two-term Editor-in-Chief of the Journal of the Association for Computing Machinery, one of the nation's premier journals for computer science research.

Naomi O. Seligman, age 64, has served as a director of Akamai since November 2001. Ms. Seligman has been a senior partner at Ostriker von Simson, consultants on information technology, since June 1999. Previously, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by one hundred chief information officers from the largest companies in North America, Europe and Australia outside the computing and communications sectors. Ms. Seligman also serves on the board of directors of The Dun & Bradstreet Corporation, a provider of business information services, Martha Stewart Living Omnimedia, a media company, and Sun Microsystems, a provider of network hardware, software and services.

Directors Whose Terms Expire in 2005 (Class III Directors)

William A. Halter, age 42, has served as a director of Akamai since August 2001. Since April 2001, Mr. Halter has been a management consultant providing services to corporate enterprises. Between November 1999 and March 2001, Mr. Halter served as Deputy Commissioner and later as Acting Commissioner of the United States Social Security Administration, an independent agency of the federal government. From 1993 through November 1999, Mr. Halter was a Senior Advisor in the Office of Management and Budget of the Executive Office of the President of the United States. Mr. Halter also serves on the board of directors of InterMune, Inc., a biopharmaceutical company, on the board of directors of a private company and on several advisory councils for Stanford University.

Frederic V. Salerno, age 59, has served as a director of Akamai since April 2002. From 1997 until his retirement in September 2002, Mr. Salerno served in a variety of senior management positions at Verizon Communications, Inc., a provider of communications services, and its predecessors. At the time of his retirement, Mr. Salerno had been serving as Vice Chairman and Chief Financial Officer. Mr. Salerno also serves on the board of directors of Avent, Inc., a distributor of semiconductors, embedded systems and computer products, Bear Stearns Company, Inc., a financial services company, Consolidated Edison, Inc., an energy company, The Dun & Bradstreet Corporation, Lynch Interactive Corporation, a holding company with subsidiaries in the telecommunications and multimedia industries, and Viacom, Inc., a media company.

Non-Director Executive Officers of Akamai

Robert Cobuzzi, age 61, joined Akamai in November 2002 as our Chief Financial Officer. Prior to joining Akamai, from July 2000 until June 2002, Mr. Cobuzzi was Executive Vice President and Chief Financial Officer of Network Plus Corp., a competitive local and long distance telecommunications carrier. Network Plus Corporation filed a voluntary petition for bankruptcy protection under chapter 11 of the United States bankruptcy code in January 2002. Between 1991 and 2000, Mr. Cobuzzi held a number of management positions at Kollmorgen Corporation, a manufacturer of electronic equipment and software controls, serving as Senior Vice President and Chief Financial Officer from February 1999 until July 2000.

Michael Ruffolo, age 41, joined Akamai in August 2001 as Executive Vice President. Since November 2001, he has served as Executive Vice President, Global Sales, Services and Marketing, responsible for directing our sales, channels, corporate marketing, business development and professional services operations. Mr. Ruffolo also chairs our newly formed Operations Group which is comprised of senior managers from across the business and which is responsible for tactical discussions in support of Akamai's growth objectives. Prior to joining Akamai, Mr. Ruffolo was Executive Vice President, Global Sales, Services and Marketing at EMC Corporation, a global provider of information storage systems, software and services, from January 2000 through April 2001. From April 1998 through December 1999, Mr. Ruffolo was President, Document Solutions Group of Xerox Corporation, which sells document outsourcing solutions, services, software and supplies. From June 1996 until April 1998, Mr. Ruffolo served as Vice President and Chief Information Officer for NCR Corporation, a global provider of data warehouse, retail store automation, and financial self-service solutions and services.

Paul Sagan, age 43, joined Akamai in October 1998 as Vice President and Chief Operating Officer. Mr. Sagan has served as our President since May 1999 and served as Chief Operating Officer until March 2001. From July 1997 to August 1998, Mr. Sagan was Senior Advisor to the World Economic Forum, a Geneva, Switzerland-based organization. From December 1995 to December 1996, Mr. Sagan was the President and Editor of Time Inc. NewMedia, an affiliate of Time Warner, Inc., a global media and entertainment company.

Chris Schoettle, age 39, joined Akamai in March 2001 as Executive Vice President and Chief Operating Officer. Since March 2002, he has served as Executive Vice President, Technology, Networks and Support, responsible for software development, architecture, security, network infrastructure, service operations and global customer support. Prior to joining Akamai, from August 1998 to March 2001, Mr. Schoettle held several management positions at Lucent Technologies, a communications infrastructure company, serving most recently as President of Broadband Access from May 2000 to March 2001. From September 1996 to August 1998, Mr. Schoettle was employed at AT&T, a global voice and data communications company, serving as General Manager of Next Generation IP Services from March 1997 to August 1998. Mr. Schoettle's background also includes five years of international experience in Asia/Pacific and Europe.

No person who served as a director or executive officer of Akamai during the year ended December 31, 2002 has a substantial interest, direct or indirect, in any matter to be acted upon at the Annual Meeting other than the election of Class I directors. Each executive officer serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Board and Committee Meetings

The board of directors held 13 meetings during fiscal year 2002. Each incumbent director attended at least 75% of the total number of meetings of the board of directors and each committee on which he or she served during the fiscal year ended December 31, 2002. The board of directors has an Audit Committee and a Compensation Committee. In February 2003, the board of directors approved the formation of Nominating and Corporate Governance Committee but has not yet designated the members of the new committee nor has the committee formally adopted a charter.

The Audit Committee currently consists of three directors, Mr. Coyne, Mr. Halter and Mr. Salerno. Mr. Coyne is Chair of the Audit Committee. The Audit Committee reviews the professional services provided by our independent accountants, the independence of such accountants from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention. The Audit Committee held 11 meetings in fiscal year 2002. Each of the members of the Audit Committee is considered "independent" within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards.

The Compensation Committee currently consists of Mr. Graham and Ms. Seligman. Mr. Graham serves as Chair of the Compensation Committee. The Compensation Committee reviews executive salaries, administers our bonus, incentive compensation and stock plans, approves stock option grants and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our benefit plans and compensation policies and practices. The Compensation Committee held five meetings during fiscal year 2002 and took eight actions by unanimous written consent during that year.

Compensation of Directors

Our employees who serve on the board of directors are not compensated for their service as directors.

Non-employee directors are entitled to an annual cash payment of $20,000. Non-employee directors who chair a committee of the board of directors are entitled to an additional annual cash payment of $5,000. Each non-employee director is eligible to receive options to purchase 50,000 shares of our common stock when he or she joins the board of directors. The exercise price of each such option is the fair market value of our common stock on the grant date, and the option vests over a four-year period. In addition, non-employee directors are eligible to receive an option to purchase 20,000 shares of our common stock on the date of each annual meeting of our stockholders for so long as he or she continues to serve as a director. A non-employee director who chairs a committee of the board of directors is also entitled to receive, on an annual basis, an option to purchase 3,500 shares of our common stock. The exercise price of these annual options will be the fair market value of our common stock on the grant date, and the option will vest over a two-year period. We also reimburse directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

Prior to joining our board of directors in 2001, Mr. Graham served as a consultant to Akamai. Upon joining the board of directors, Akamai and Mr. Graham agreed to terminate his consulting agreement. An option to purchase 40,000 shares of our common stock granted to Mr. Graham in 1999 under the consulting agreement will continue to vest for so long as he continues to serve on our board of directors.

Executive Compensation

Summary Compensation Table. The following table sets forth information with respect to the compensation earned by:

- each of the persons who served during 2002 as our chief executive officer;

- each of our other most highly compensated executive officers who received annual compensation in excess of $100,000 in 2002; and

- our former Chief Financial Officer who resigned in December 2002 but otherwise would have been one of our four most highly compensated executive officers who received compensation in excess of $100,000 in 2002.

We refer to these individuals as the Akamai Named Executive Officers. In the table below, columns required by the regulations of the Commission have been omitted where no information was required to be disclosed under those columns.

				Long-Term Compensation		
				Awards		
		Annual Compensation		**Restricted Stock Awards($)**	**Securities Underlying Options/ SARs(#)**	**All Other Compensation(2)**
Name and Principal Position(1)	**Year**	**Salary($)**	**Bonus($)**			**$**
George Conrades	2002	20,000	—	—	750,000	—
Chairman and Chief	2001	132,500	—	—	—	—
Executive Officer	2000	345,000	—	—	—	—
Michael Ruffolo	2002	400,000	72,000	(3)	—	1,000(4)
Executive Vice President,	2001	146,153	50,000	—	803,419(3)	—
Global Sales, Services and	2000	—	—	—	—	—
Marketing						
Chris Schoettle	2002	300,000	109,200	(5)	—	1,000
Executive Vice President,	2001	230,769	80,000	—	750,000(5)	140,319(6)
Technology, Networks and	2000	—	—	—	—	—
Support						
Timothy Weller	2002	236,538	—	—	—	141,888(7)
Former Vice President and	2001	250,000	—	—	—	—
Chief Financial Officer	2000	250,000	—	—	—	—

(1) Mr. Conrades commenced employment with Akamai in April 1999; Mr. Ruffolo commenced employment with Akamai in August 2001; and Mr. Schoettle commenced employment with Akamai in March 2001. Mr. Weller commenced employment with Akamai in August 1999 and left the company in December 2002.

(2) With the exception of Mr. Schoettle, other compensation in the form of perquisites and other personal benefits has been omitted because these perquisites and other personal benefits contributed less than $50,000 or 10% of the total salary and bonus for each Akamai Named Executive Officer for that year.

(3) In November 2002, Mr. Ruffolo exchanged 750,000 outstanding options to purchase common stock for 175,000 shares of restricted common stock and the right to receive, so long as he remains eligible under the Akamai Technologies, Inc. 1998 Stock Incentive Plan, which we refer to as the 1998 Option Plan, additional options in May 2003. We are unable to assess the value of the consideration paid by Mr. Ruffolo for the shares of restricted stock.

(4) Consists of contributions to our 401(k) plan made on behalf of the Akamai Named Executive Officer.

(5) In November 2002, Mr. Schoettle exchanged all of his 750,000 outstanding options to purchase common stock for 100,000 shares of restricted common stock and the right to receive, so long as he remains

eligible under the 1998 Option Plan, additional options in May 2003. We are unable to assess the value of the consideration paid by Mr. Schoettle for the shares of restricted stock.

(6) Consists of relocation benefits and $1,000 in contributions to our 401(k) plan made on behalf of Mr. Schoettle.

(7) Consists of severance-related benefits paid in connection with Mr. Weller's departure from Akamai.

Option Grants During Fiscal Year 2002

The following table sets forth each grant of options to purchase our common stock during 2002 to each of the Akamai Named Executive Officers. No stock appreciation rights were granted during such fiscal year.

| | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1) | |
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal Year 2002(%)	Exercise or Base Price Per Share ($/Share)	Expiration Date	5%($)	10%($)
George H. Conrades	750,000(2)	6.1	1.26	07/12/12	594,305	1,506,087

(1) The potential realizable value is calculated based on the term of the stock option at the time of grant. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Commission and does not represent our prediction of the price performance of our stock. The potential realizable values at 5% and 10% appreciation are calculated by assuming that the exercise price on the date of grant appreciates at the indicated rate for the entire term of the stock option and that the stock option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

(2) Options vest in full on the third anniversary of the grant date subject to the possibility of accelerated vesting based on the achievement of certain financial goals.

Options Exercised During Fiscal Year 2002

The following table sets forth information with regard to each exercise of an option to purchase our common stock by an Akamai Named Executive Officer in 2002.

| | Shares Acquired on Exercise | Value Realized($) | Number of Securities Underlying Unexercised Options at Fiscal Year-End(#) | | Value of Unexercised In-the-Money Options at Fiscal Year-End(1) | |
			Exercisable	Unexercisable	Exercisable($)	Unexercisable($)
George H. Conrades	—	—	0	750,000	0	352,500
Michael Ruffolo	15,000	30,600	38,419	0	21,515	0
Chris Schoettle	—	—	0	0	0	0
Timothy Weller	—	—	0	0	0	0

(1) Value is based on the difference between the option exercise price and the fair market value at December 31, 2002, our fiscal-year end, of $1.73 (the closing price per share on December 31, 2002 as quoted on the NASDAQ Stock Market), multiplied by the number of shares underlying the option.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table reflects the number of shares of our common stock that, as of December 31, 2002, were outstanding and available for issuance under compensation plans that have previously been approved by our stockholders as well as compensation plans that have not previously been approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights($) (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders(1)(2)(3)	11,764,038	4.54	7,114,519(4)(5)
Equity Compensation Plans not Approved by Security Holders(6)	3,883,134	2.52	878,797
Total	15,647,172	4.79	7,993,316

(1) Consists of options issuable under the 1998 Option Plan and the Akamai Technologies, Inc. 1999 Employee Stock Purchase Plan, which we refer to as the 1999 Employee Stock Purchase Plan.

(2) Excludes options to purchase up to 28,433 shares of our common stock with a weighted average exercise price of $17.19 per share pursuant to option plans assumed in connection with our acquisitions of InterVU, Inc. and Network24 Communications, Inc. No future options may be issued under these plans.

(3) Excludes purchase rights accruing under our 1999 Employee Stock Purchase Plan. Under this plan, eligible employees may purchase shares of our common stock at semi-annual intervals at a purchase price per share equal to 85% of the lower of (i) the fair market value of our common stock on the enrollment date of the offering period in which that semi-annual purchase date occurs and (ii) the fair market value on the semi-annual purchase date.

(4) Includes 1,500,000 shares available for future issuance under our 1999 Employee Stock Purchase Plan. At our 2002 annual meeting of stockholders, our stockholders approved an evergreen provision for the 1999 Employee Stock Purchase Plan pursuant to which the number of shares available for issuance automatically increases to 1,500,000 shares each June 1 and December 1, subject to an aggregate cap of 20,000,000 shares.

(5) Includes options to purchase a total of 975,000 shares issuable to Mr. Ruffolo and Mr. Schoettle in May 2003 so long as they remain eligible participants under the 1998 Option Plan. See *Ten-Year Option Repricings* below.

(6) Consists of options issuable under the Akamai Technologies, Inc. 2001 Stock Incentive Plan which we refer to as the 2001 Option Plan.

The following is a brief description of the material features of the equity compensation plans not approved by our stockholders that are reflected in the chart above.

On December 11, 2001, our board of directors approved the adoption of the 2001 Option Plan. The purpose of this plan is to advance the interests of our stockholders by enhancing our ability to attract, retain and motivate persons who make important contributions to Akamai by providing them with equity ownership opportunities and performance-based incentives that better align their interests with those of our stockholders. A total of 5,000,000 shares of our common stock, subject to adjustment in the event of a stock split or similar event, is issuable to our consultants, advisors and employees, including individuals who have accepted offers for employment with us; however, the 2001 Option Plan excludes from participation all directors and all officers within the meaning of Section 16 of the Exchange Act and related rules. The plan provides for the granting of non-statutory options, restricted stock awards and other stock-based awards. A copy of the 2001

Option Plan was filed with the Commission as an exhibit to our annual report on Form 10-K for the fiscal year ended December 31, 2002.

Ten Year Option Repricings

The following table sets forth information regarding options held by the Akamai Named Executive Officers that were exchanged pursuant to option exchange agreements. The Compensation Committee approved the option exchanges in order to restore the incentive value of such options.

	Date	Number of Securities Underlying Options Repriced or Amended (#)	Market Price of Stock at Time of Repricing or Amendment ($) (1)	Exercise Price of Option at Time of Repricing or Amendment ($)	New Exercise Price ($)	Length of Original Option Term at Date of Repricing or Amendment
Michael Ruffolo . . .	11/14/02	500,000	$1.01	$5.85	(2)	08/13/11
	11/14/02	250,000	$1.01	$5.49	(2)	12/11/11
Chris Schoettle	11/14/02	425,000	$1.01	$9.47	(3)	03/19/11
	11/14/02	325,000	$1.01	$4.21	(3)	08/31/11

(1) Represents the closing price of our common stock on November 14, 2002 as reported by the NASDAQ Stock Market.

(2) In November 2002, Mr. Ruffolo agreed to exchange options to purchase 750,000 shares of our common stock for the issuance of 175,000 shares of restricted common stock at that time. In addition, we committed to issue to him in May 2003 options to purchase 575,000 shares of our common stock so long as Mr. Ruffolo continues to be an eligible participant under the 1998 Option Plan. There is no exercise price associated with the restricted stock grants. The exercise price of the new options will be equal to 100% of the fair market value of our common stock on the date of grant of the new options, as determined by the last reported sales price of our common stock as reported by the NASDAQ Stock Market on the date we grant the new options.

(3) In November 2002, Mr. Schoettle agreed to exchange options to purchase 750,000 shares of our common stock for the issuance of 100,000 shares of restricted common stock at that time. In addition, we committed to issue to him in May 2003 options to purchase 400,000 shares of our common stock so long as Mr. Schoettle continues to be an eligible participant under the 1998 Option Plan. There is no exercise price associated with the restricted stock grants. The exercise price of the new options will be equal to 100% of the fair market value of our common stock on the date of grant of the new options, as determined by the last reported sales price of our common stock as reported by the NASDAQ Stock Market on the date we grant the new options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, requires that our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, which we refer to as reporting persons, file reports of ownership and changes in ownership of such securities with the Commission. Officers, directors and greater than ten-percent beneficial owners are required by applicable regulations to furnish us with copies of all Section 16(a) forms they file. We are not aware of any beneficial owner of more than ten percent of our common stock.

Based on our review of copies of reports filed by reporting persons or written representations from such persons, we believe that during fiscal 2002, all filings required to be made by the reporting persons were made in accordance with the requirements of the Securities Exchange Act of 1934, except for the following filings: In November 2002, each of Messrs. Schoettle and Ruffolo were late in filing a Form 4 to reflect their acquisition of shares of restricted common stock in connection with their exchange of outstanding options for such shares of restricted common stock. Mr. Graham failed to file a timely Form 4 in December 2002 to reflect the sale of 10,000 shares of our common stock by his wife. Each of Mr. Coyne, Mr. Halter,

Mr. Graham and Ms. Seligman failed to file a timely Form 5 to reflect the automatic annual grant to our non-employee directors, in May 2002, of options to purchase shares of our common stock.

Report of the Compensation Committee

The Compensation Committee of Akamai's board of directors has furnished the following report on executive compensation.

The Compensation Committee of Akamai's board of directors, which consists of Mr. Graham and Ms. Seligman, reviews executive salaries, administers Akamai's stock plans and approves stock option grants and any executive bonus and other executive incentive plans and approves the salaries and other benefits of its executive officers. In addition, the Compensation Committee consults with Akamai's management regarding its benefit plans and is responsible for reviewing Akamai's overall compensation policies and practices.

Compensation Philosophies

Akamai's executive compensation program for 2002 consisted primarily of base salary and stock options or restricted stock designed to align executive compensation with Akamai's long-term strategic goals and stockholder interest and to attract, retain and reward executives. To that end, the Compensation Committee's executive compensation philosophy holds that a significant portion of executive compensation should be tied directly to the performance of Akamai as a whole. By linking compensation to Akamai's business objectives, we believe that a performance-oriented environment is created for its executives and other employees.

The Compensation Committee bases all executive compensation decisions on a detailed review of many factors that the Compensation Committee believes are relevant, including external competitive data, Akamai's achievements over the past year, the individual's past, present and expected contributions to the company's success, any significant changes in the individual's role or responsibilities, the internal equity of compensation relationships and the long-term value of the executive. We believe that it is important to reward excellence, leadership and outstanding long-term company performance.

Compensation in Fiscal 2002

Base Salary.   Base salaries for executive officers are determined annually by reviewing three key areas: (1) the practices of companies of similar size, market capitalization and industry; (2) the skills and performance level of the individual executive relative to targeted performance criteria; and (3) actual corporate performance. Aligned with Akamai's path to profitability, several senior executives recently voluntarily elected to reduce their base salaries significantly. In September 2001, Mr. Sagan voluntarily elected to reduce his annual salary from $250,000 to $50,000 per year and, in November 2001, elected to further reduce it to $20,000 per year. Each of Mr. Conrades and Mr. Leighton also reduced his salary to $20,000 per year in April 2001.

Incentive Bonus.   Akamai generally does not have an annual incentive plan for executive officers. Cash bonuses are used on an exception basis to attract, retain and motivate executives. When cash bonuses are employed, the executive's cash bonus is based on the achievement of company-specific performance measures and individual-specific objectives and the contribution of the executive to the overall success and achievements of Akamai and its management team. In 2002, in recognition of their achievement of certain individual performance goals, Mr. Ruffolo earned a bonus of $72,000, and Mr. Schoettle earned a bonus of $109,200.

Long-Term Incentives.   The Compensation Committee believes that stock options and restricted stock are excellent long-term incentives for executives that serves to align executive and stockholder interests and assist in the retention of key officers and employees. Stock options granted under Akamai's stock option program generally vest over four years. In 2002, we issued options to purchase approximately 2.4 million shares of our common stock to employees, both executive and non-executive, that allow for acceleration of vesting in partial increments upon the achievement of certain corporate financial objectives. We believe that options with these types of vesting-acceleration triggers represent a broad-based incentive program that aligns employee interests at all levels of the company with those of our stockholders. When Mr. Cobuzzi joined Akamai in November 2002, he received options to purchase 250,000 shares or our common stock.

When determining stock option awards, the Compensation Committee considers an executive's current contributions to Akamai's performance, the anticipated contribution to meeting Akamai's long-term strategic performance goals, his or her position with Akamai and industry practice. The direct link between the value of a stock option to an executive and an increase in the price of Akamai's stock makes stock option awards a key method for aligning executive compensation with stockholder value. During 2002, the Akamai Named Executive Officers received options to purchase an aggregate of 750,000 shares of common stock at a weighted average exercise price of $1.26 per share, as indicated in the table under the heading "Option Grants During Fiscal Year 2002" included elsewhere in this Proxy Statement. In addition, the Akamai Named Executive Officers received 275,000 shares of restricted common stock in exchange for the cancellation of stock options held by them. See *Option Exchange* below.

Option Exchange

In November 2002, each of Mr. Ruffolo and Mr. Schoettle agreed to exchange stock options held by them for shares of restricted common stock of Akamai and a commitment from the company to issue additional options to them in May 2003 so long as they continued to be eligible participants under the 1998 Option Plan. See the table under the heading "Ten-Year Option Repricings" included elsewhere in this Proxy Statement.

The Compensation Committee approved the option exchanges for Mr. Ruffolo and Mr. Schoettle because we believe that executive officers with equity incentives, the value of which increases over time, creates performance incentives and helps us retain valuable employees. The stock options surrendered by Messrs. Ruffolo and Schoettle had exercise prices ranging from $4.21 to $9.47 per share, significantly above the market price of our common stock. On the effective date of the exchange, the closing market price of our common stock as reported by the NASDAQ Stock Market was $1.01. Accordingly, we believed that the option exchange program was an appropriate mechanism to create performance incentives and retain these executives.

Chairman and Chief Executive Officer

Mr. Conrades' base salary and long-term incentive compensation are determined by the Compensation Committee without Mr. Conrades' participation, based upon the same factors as those used by the Compensation Committee for executives in general. In April 2001, Mr. Conrades made a voluntary election to reduce his base salary from $345,000 to $20,000. Mr. Conrades does not participate in a cash-based incentive plan. In July 2002, Mr. Conrades was granted an option to purchase 750,000 shares of Akamai common stock at the market price of $1.26 at that time. The options vest in full on the third anniversary of the date of grant; however, vesting may accelerate in partial increments upon Akamai's achievement of certain financial objectives. The determination to grant Mr. Conrades these options was based on our review of the financial performance of Akamai, Mr. Conrades' contribution to Akamai's performance, and our review of equity incentives provided by other technology companies.

Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to in this Proxy Statement as the Code, generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to a company's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. The Compensation Committee reviews the potential effect of Section 162(m) periodically and generally seeks to structure the long-term incentive compensation granted to its executive officers in a manner that is intended to avoid disallowance of deductions under Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Plan will be treated as qualified performance-based compensation under Section 162(m). In addition, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such payments are appropriate and in the best interests of Akamai and its stockholders, after taking into consideration changing business conditions and the performance of its employees.


Compensation Committee

Ronald Graham
Naomi O. Seligman


Compensation Committee Interlocks and Insider Participation

The current members of the Compensation Committee are Mr. Graham and Ms. Seligman. Mr. Graham and Ms. Seligman joined the Compensation Committee of the board of directors during 2001. Art Bilger, a former director, also served on the Compensation Committee in 2002. No member of the Compensation Committee was at any time during 2002, or formerly, an officer or employee of Akamai or any of our subsidiaries, and no member of the Compensation Committee had any relationship with us requiring disclosure under Item 404 of Regulation S-K under the Exchange Act.

None of our executive officers has served as a director or member of the Compensation Committee (or other committee serving an equivalent function) of any other organization, one of whose executive officers served as a director or member of the Compensation Committee.

Comparative Stock Performance

The following graph compares the cumulative total return to stockholders of our common stock for the period from October 29, 1999, the date our common stock was first traded on the NASDAQ National Market, through December 31, 2002 with the cumulative total return over such period of:

- the NASDAQ Stock Market (U.S.) Index; and
- the S&P Information Technology Sector Index.


Akamai Technologies, Inc.
Nasdaq Stock Market (U.S.)
S&P Information Technology
DOLLARS
1400
1200
1000
800
600
400
200
0
10/99 12/99 3/00 6/00 9/00 12/00 3/01 6/01 9/01 12/01 3/02 6/02 9/02 12/02

Cumulative Total Return

	10/99	12/99	3/00	6/00	9/00	12/00	3/01	6/01	9/01	12/01	3/02	6/02	9/02	12/02
Akamai Technologies, Inc.	$100.00	$1,260.10	$618.51	$456.67	$201.98	$81.01	$32.93	$35.29	$11.19	$22.85	$15.39	$ 5.00	$ 3.19	$ 6.65
Nasdaq Stock Market (U.S.)	$100.00	$ 136.77	$153.64	$133.61	$122.96	$82.34	$61.45	$72.42	$50.25	$65.32	$61.89	$49.33	$39.58	$45.16
S&P Information Technology	$100.00	$ 133.50	$151.61	$137.62	$118.45	$78.90	$58.47	$65.73	$43.40	$58.49	$54.14	$40.07	$29.93	$36.61

The graph assumes the investment of $100 in our common stock (at the initial public offering price) and in each of such indices (and the reinvestment of all dividends). The performance shown is not necessarily indicative of future performance.

Report of the Audit Committee

The Audit Committee of our board of directors has furnished the following report on the Audit Committee's review of our audited financial statements:

The Audit Committee of Akamai's board of directors, which consists of Mr. Coyne, Mr. Halter and Mr. Salerno, is responsible for monitoring the integrity of Akamai's consolidated financial statements, its compliance with legal and regulatory requirements, its system of internal controls and the qualifications, independence and performance of its internal and independent auditors. The Audit Committee, together with the full board of directors, has the authority and responsibility to select, evaluate and, when appropriate, replace Akamai's independent auditors. We act under a written charter that was first adopted and approved by the Audit Committee and the board of directors in May 2000. A copy of this charter is attached as Appendix A to our proxy statement for our 2001 Annual Meeting of Stockholders, filed with the Commission on April 20, 2001 and is available on the Commission website at www.sec.gov. We held 11 meetings in 2002. The members of the Audit Committee are independent directors as defined by the Audit Committee charter and Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards.

Akamai's management is responsible for the financial reporting process, including the company's system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. PricewaterhouseCoopers LLP, or PWC, Akamai's independent auditors, is responsible for auditing those financial statements and expressing an opinion as to their conformity with generally accepted accounting principles. The Audit Committee's responsibility is to oversee and review these processes. The members of the Audit Committee are not, however, professionally engaged in the practice of accounting or auditing and do not provide any expert or other special assurance as to the financial statements concerning compliance with laws, regulations or generally accepted accounting principles or as to auditor independence. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent auditors.

We reviewed the audited financial statements of Akamai for the years ended December 31, 2002, December 31, 2001 and December 31, 2000 that were included in Akamai's annual report on Form 10-K as filed with the Commission. We refer to these audited financial statements as the Financial Statements. We reviewed and discussed the Financial Statements with Akamai's management and PWC. PWC has represented to the Audit Committee that, in its opinion, Akamai's audited financial statements were prepared in accordance with accounting principles generally accepted in the United States. We discussed with PWC the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

We also discussed with PWC its independence from Akamai and considered whether PWC's rendering of certain services to Akamai, other than services rendered in connection with the audit or review of the Financial Statements, is compatible with maintaining PWC's independence. See "Ratification of Selection of Independent Auditors" included elsewhere in this Proxy Statement. In connection with these matters, Akamai received the written disclosures and letter from PWC required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." This Standard requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on its independence, to confirm its perceived independence and to engage in a discussion of independence.

Based on our review of the Financial Statements and reports to us and our participation in the meetings and discussions described above, and subject to the limitations on our role and responsibilities referred to above and in the Audit Committee Charter, we recommended to the board of directors that the Financial Statements be included in Akamai's annual report on Form 10-K for the year ended December 31, 2002 as filed with the Commission.

Audit Committee

Martin M. Coyne II
William A. Halter
Frederic V. Salerno

Certain Relationships and Related Party Transactions

On July 12, 2002, we entered into an Incentive Stock Option Agreement with George Conrades, our Chairman and Chief Executive Officer, pursuant to which Mr. Conrades was issued options to purchase 750,000 shares of our common stock. The exercise price of the options is $1.26, the fair market price of our common stock on the date of grant. The options vest in full on the third anniversary of the grant date; however, vesting will accelerate in partial increments upon the achievement by Akamai of certain financial performance goals.

On September 19, 2002, we entered into an Incentive Stock Option Agreement with Paul Sagan, our President, pursuant to which Mr. Sagan was issued options to purchase 375,000 shares of our common stock. The exercise price of the options is $0.90, the fair market price of our common stock on the date of grant. Twenty-five percent of the options vested on the grant date. The remaining 75% is scheduled to vest in equal quarterly installments over the three years following the grant date; however, vesting will accelerate in partial increments upon the achievement by Akamai of certain financial performance goals.

On November 7, 2002, we entered into a letter agreement with Robert Cobuzzi setting forth his responsibilities and compensation as our new Chief Financial Officer. In addition, the agreement provides for the issuance to Mr. Cobuzzi of options to purchase 250,000 shares of our common stock. The exercise price of those options is equal to $1.06, the fair market value of our common stock on the date of grant. The agreement states that if Mr. Cobuzzi's employment is terminated by us other than for cause during the first three years of his employment, we will pay him an amount equal to one year of his then-base salary plus certain medical benefits. If such a termination occurs during the first year of Mr. Cobuzzi's employment with us, 25% of his initial stock option grant would be deemed vested at such time. If such a termination occurs during the second year of Mr. Cobuzzi's employment with us, 50% of his initial stock option grant would be deemed vested at such time. If such a termination occurs during the third year of Mr. Cobuzzi's employment with us, 75% of his initial stock option grant would be deemed vested at such time. In addition, if there is a change of control of Akamai and the surviving entity fails to offer to employ Mr. Cobuzzi in a position with responsibilities that are commensurate with his responsibilities with us and, as a result, his employment terminates voluntarily or involuntarily, he shall be entitled to receive payment of an amount equal to one year of his then-base salary. If there is a change of control of Akamai, the number of shares of our common stock as to which Mr. Cobuzzi's options have vested shall be calculated as though the applicable grant date were the date that is one year prior to such grant date.

On November 14, 2002, we entered into an agreement with Michael Ruffolo, our Executive Vice President, Global Sales, Services and Marketing, in which Mr. Ruffolo agreed to exchange outstanding options to purchase 750,000 shares of our common stock for 175,000 shares of restricted stock issued at that time. The shares of restricted common stock vest in full on the second anniversary of the date of grant. In addition, we agreed to issue to Mr. Ruffolo replacement options to purchase 575,000 shares of our common stock in May 2003 so long as he has continued to be an eligible participant under the 1998 Option Plan during such six-month period.

On November 14, 2002, we entered into an agreement with Chris Schoettle, our Executive Vice President, Technology, Networks and Support, in which Mr. Schoettle agreed to exchange outstanding options to purchase 750,000 shares of our common stock for 100,000 shares of restricted stock issued at that time. The shares of restricted common stock vest in full on the second anniversary of the date of grant. In addition, we agreed to issue to Mr. Schoettle replacement options to purchase 400,000 shares of our common stock in May 2003 so long as he has continued to be an eligible participant under the 1998 Option Plan during such six-month period.

On November 25, 2002, we entered into a letter agreement with Timothy Weller setting forth the terms of his departure as our Chief Financial Officer. Under the agreement, we paid Mr. Weller $125,000, equal to one-half of his annual salary, plus amounts related to certain medical benefits. In addition, we confirmed our agreement not to accelerate the principal or interest due on the promissory note in the principal amount of $2,619,750 issued by Mr. Weller to us on December 31, 2001. The largest amount outstanding under the note during the twelve months ended December 31, 2002 was $2,723,756. As of March 31, 2003, the amount of principal and interest outstanding under the note was approximately $2,749,757.

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

Our board of directors has selected PricewaterhouseCoopers LLP, independent auditors, to audit our financial statements for the year ending December 31, 2003. PWC has audited our financial statements for each fiscal year since our inception. The affirmative vote of holders of a majority of the shares of our common stock represented at the meeting is necessary to ratify the appointment of PWC as our independent auditors and our board of directors recommends that the stockholders vote FOR confirmation of such selection. In the event of a negative vote, the board of directors will reconsider its selection. Representatives of PWC are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed or estimated to be billed by PWC for professional services rendered for the audit of Akamai's financial statements for the fiscal year ended December 31, 2002 and for PWC's reviews of the financial statements included in Akamai's quarterly reports on Form 10-Q during such fiscal year were approximately $1,191,000.

Financial Information Systems Design and Implementation Fees

PWC did not bill us for any financial design and implementation services during the fiscal year ended December 31, 2002.

All Other Fees

The aggregate fees billed by PWC for professional services, other than services related to the audit of Akamai's financial statements and financial information systems design and implementation services, during the fiscal year ended December 31, 2002 were approximately $226,000.

Board Recommendation

Our board of directors believes that the selection of PricewaterhouseCoopers LLP as independent auditors for the year ending December 31, 2003 is in the best interests of Akamai and our stockholders and, therefore, recommends that the stockholders vote FOR this proposal.

OTHER MATTERS

Our board of directors does not know of any other matters that may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

All costs of solicitation of proxies will be borne by us. In addition to solicitations by mail, our board of directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph, electronic mail and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and we will reimburse them for their reasonable out-of-pocket expenses incurred in connection with the distribution of proxy materials.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement or annual report may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of either document to you if you write us at the following address or call us at the following phone number:

Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, Massachusetts 02142
Attention: Investor Relations
Phone: 617-444-3000

If you want to receive separate copies of the annual report and proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

Deadline for Submission of Stockholder Proposals for the 2004 Annual Meeting

Proposals of stockholders intended to be presented at the 2004 Annual Meeting pursuant to Rule 14a-8 promulgated under the Exchange Act must be received by us no later than December 15, 2003 in order that they may be included in the proxy statement and form of proxy relating to that meeting.

In addition, our by-laws require that we be given advance notice of stockholder nominations for election to our board of directors and of other business that stockholders wish to present for action at an annual meeting of stockholders (other than matters included in our proxy statement in accordance with Rule 14a-8



under the Exchange Act). The required notice must be delivered by the stockholder and received by the Secretary at the principal executive offices of Akamai (i) no earlier than 90 days before and no later than 70 days before the first anniversary of the preceding year's annual meeting, or (ii) if the date of the annual meeting is advanced by more than 20 days or delayed by more than 70 days from the first anniversary date, (a) no earlier than 90 days before the annual meeting and (b) no later than 70 days before the annual meeting or ten days after the day notice of the annual meeting was mailed or publicly disclosed, whichever occurs first.

OUR BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THIS MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

By order of the Board of Directors,

Kathryn Jorden Meyer

KATHRYN JORDEN MEYER
Vice President, General Counsel
and Secretary

April 14, 2003